UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2024

Commission File Number: 001-42160

NIP Group Inc.

Rosenlundsgatan 31
11 863 Stockholm
Sweden
+46 8133700
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒              Form 40-F ☐

Appointment of Chief Experience Officer

This current report on Form 6-K was filed in connection with the change to the management team of NIP Group Inc. (the “Company”).

With effect from September 24, 2024, Mr. Lei Zhang, a former director of the Company, has been appointed as the Chief Experience Officer of the Company. Mr. Lei Zhang has served as the senior vice president of the Company since January 2021 and has extensive experience in the entertainment and event planning industries. Prior to joining the Company, Mr. Lei Zhang had served as the general manager for Hongli Culture Communications (Wuhan) Co., Ltd., the operating entity of MAG Studio, since 2017. From 2015 to 2017, he served as general manager of Koi Network Technology (Wuhan) Co., Ltd. Mr. Lei Zhang worked as the assistant to the general manager at Yimin Pharmaceuticals from 2013 to 2016, and worked in BGA Division of Airchina Media Co., Ltd. in 2013. He has also served as the vice president of the Hubei Esports Association since 2022. Mr. Lei Zhang received his master’s degree in multimedia from Nottingham Trent University in 2012.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NIP Group Inc.

By:	/s/ Mario Yau Kwan Ho
Name:	Mario Yau Kwan Ho
Title:	Co-Chief Executive Officer

By:	/s/ Hicham Chahine
Name:	Hicham Chahine
Title:	Co-Chief Executive Officer

Date: September 30, 2024